Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 13, 2015

Seabridge Gold Files Second Quarter 2015 Report to Shareholders and its
Financial Statements and MD&A

Toronto, Canada…Seabridge Gold reported today that it has filed its Report to Shareholders, Financial Statements and Management’s Discussion and Analysis for the three and six month periods ended June 30, 2015 on SEDAR (www.sedar.com).

Quarterly and Recent Highlights

•  $16.4 million flow-through financing completed at 27% premium to market
•  2015 drill program underway at KSM
•  Depth extension confirmed at Mitchell deposit
•  Pilot plant successfully treats selenium in KSM water

During the three month period ended June 30, 2015 Seabridge posted a net loss of $1.6 million ($0.03 per share) compared to a loss of $3.8 million ($0.08 per share) for the same period last year. During the 2nd quarter, Seabridge invested $5.2 million in mineral interests, primarily at KSM, compared to $6.3 million during the same period last year. At June 30, 2015, net working capital was $17.1 million compared to $12.5 million at December 31, 2014.

To view the Report to Shareholders, financial statements and management’s discussion and analysis for the three and nine months ended June 30, 2015 on the Company’s website, please see:
www.seabridgegold.net/sharefinrep.php.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s December 31, 2013 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

For further information please contact: Rudi P. Fronk, Chairman and C.E.O. Tel: (416) 367-9292 • Fax: (416) 367-2711 Email: info@seabridgegold.net	ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & C.E.O.